July 22, 2009

United States Securities and Exchange Commission
Washington DC 20549

          Re:    Form 8-K dated July 3, 2009

Gentlemen:

        We have filed today amendment number one to the above referenced current report (the “Filing”). We have added language to the report in response to the only comment.

        We further acknowledge that:

1.)	We are responsible for the adequacy and accuracy of the information in the filing;

2.)	Staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.)	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,
SecureCare Technologies, Inc.

By:	/s/ Neil Burley

Neil Burley, Chief Financial Officer